UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001- 39925

TIAN RUIXIANG Holdings Ltd

Room 918, Jingding Building,

Xicheng District, District, Beijing,

Xicheng District, District, Beijing, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Termination and Rescission of Share Exchange Agreement

On April 21, 2026 (the “Execution Date”), TIAN RUIXIANG Holdings Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company” or “TRX”), and its wholly-owned subsidiary, VitaCare Limited, a business company incorporated under the laws of the British Virgin Islands (the “Purchaser”), entered into a Termination and Rescission Agreement (the “Termination Agreement”) with Ren Talents Inc., acting as the seller representative (the “Seller Representative”).

Background and Reason for Rescission

The parties previously entered into a Share Exchange Agreement dated November 4, 2025 (the “Original Agreement”), pursuant to which the Purchaser agreed to exchange equity for 3,211,010 Class A ordinary shares issued by TRX (the “Exchange Shares”).

As of the Execution Date, the transactions under the Original Agreement remained as an executory transaction with the consideration not definitively finalized, as the Exchange Shares remained in an escrow account and had never been released to the sellers. The parties mutually determined that it was in their best interests to rescind the transactions under the Original Agreement ab initio and restore their respective assets to their original status.

Key Terms of the Termination Agreement

The principal terms of the Termination Agreement include:

Equity Reversion: The Purchaser shall return 100% of the equity interest it holds in Ren Talents Inc. to the original sellers, and Ren Talents Inc. shall update its Register of Members to reflect the sellers as the sole legal owners.

Cancellation of Exchange Shares: All 3,211,010 Class A ordinary shares representing the Exchange Shares currently held in the escrow account shall be returned to TRX and cancelled immediately. Upon such cancellation, these shares shall resume the status of authorized but unissued shares.

Mutual Risk Ring-Fencing: TRX and the Purchaser shall not inherit or assume any liabilities, taxes, or litigation risks of Ren Talents Inc. or its subsidiaries.

Ren Talents Inc. and its selling shareholders shall not inherit or assume any liabilities, delisting risks, or compliance defaults associated with TRX.

Irrevocable Directive: The parties have issued an irrevocable letter of instruction to the Escrow Agent to cancel the Exchange Shares, regardless of any future hearing outcomes or regulatory status changes.

The foregoing description of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Termination Agreement, a copy of which is filed as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	TERMINATION AND RESCISSION AGREEMENT（April 21,2026）
99.2	Board Resolution（April 20, 2026）by TIAN RUIXIANG HOLDINGS LTD
99.3	Board Resolution（April 20, 2026）by VITACARE LIMITED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd

Date: April 28, 2026	By:	/s/ Baohai Xu
	Name:	Baohai Xu
	Title:	Chief Executive Officer